UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-32195

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Genworth Financial, Inc. Retirement and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genworth Financial, Inc.

6620 W. Broad Street

Richmond, VA 23230

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Genworth Financial, Inc. Retirement and Savings Plan:

We have audited the accompanying statement of assets available for plan benefits of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) as of December 31, 2005, and the related statement of changes in assets available for plan benefits for the period from September 27, 2005 (inception) to December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Genworth Financial, Inc. Retirement and Savings Plan as of December 31, 2005, and the changes in assets available for plan benefits for the period from September 27, 2005 (inception) to December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) – December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia

June 14, 2006

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Statement of Assets Available for Plan Benefits

December 31, 2005

Assets:
Investments at fair value (note 3):
Short term investments	$156,379
Mutual funds	11,272,580
Group variable annuity	1,864,510
Common stock	960,563
Participant loans	131,326

Total investments	14,385,358

Receivables:
Employer contributions	6,404,431
Employee contributions	1,103

Total receivables	6,405,534

Assets available for plan benefits	$20,790,892

See Accompanying Notes to Financial Statements.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Statement of Changes in Assets Available for Plan Benefits

for the period from September 27, 2005 (inception) to December 31, 2005

Additions to (deductions from) assets attributed to:
Investment income (note 3):
Net appreciation in fair value of investments	$242,712
Interest and dividends	71,069
Interest from participant loans	95

Total investment income	313,876

Contributions:
Participant	6,770,589
Employer	9,563,986
Rollover	4,157,721

Total contributions	20,492,296

Benefits paid to participants	(15,280)

Net increase	20,790,892
Assets available for plan benefits at:
September 27, 2005 (inception)	—

End of the year	$20,790,892

See Accompanying Notes to Financial Statements.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

(1)	Description of the Plan

The following description of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Genworth Financial, Inc. (the Company) is the Plan sponsor.

The trustee and recordkeeper for the Plan are The Bank of New York and Hewitt Associates, respectively.

Eligibility

Full-time employees are eligible to participate in the Plan upon their date of employment. Part-time employees may join the Plan upon completion of 1,000 hours of service in a single calendar year.

Contributions

Subject to limitations imposed by law, participants may elect to contribute up to 50% of their eligible compensation on a pre-tax basis. Eligible compensation includes salary, overtime, certain commissions and bonuses. The maximum allowable deferral under the Internal Revenue Code was $14,000 per individual for 2005. The Company makes matching contributions equal to 100% of the first 3% deferred by an eligible participant and 50% of the next 2% deferred by an eligible participant for such plan year, provided that the Company’s matching contribution for an eligible participant does not exceed 4% of a participant’s compensation.

The Company also makes annual pension contributions, based upon each eligible participant’s eligible pay, to a defined contribution pension account. The pension contribution rates are within the range of 3 percent to 9.25 percent, depending on the participant’s age at the Plan year-end. For a period of ten years from September 27, 2005, certain long-service employees receive additional contributions in the range of six percent to eighteen percent depending upon age and service as of September 27, 2005. Included in employer contributions receivable at December 31, 2005 are contributions receivable of $6,404,431. During 2006, the Company funded this receivable by making pension contributions of $6,403,301 and matching contributions of $1,130 related to the 2005 Plan year.

Rollover contributions as shown in the accompanying statement of changes in assets available for plan benefits represent account balances rolled over into the Plan from other qualified plans.

Participants Accounts

Each participant’s account is credited with his or her contributions, the Company’s matching and pension contribution and the proportionate share of the Plan’s earnings or losses. Each participant is entitled only to the benefits that can be provided from his or her vested account.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

Vesting

Participants are immediately vested in their account balances excluding their defined contribution pension accounts. The pension contributions are fully vested after five years of service. Forfeitures are used to reduce employer contributions to the Plan. No forfeitures were available at December 31, 2005, and no forfeitures were used to reduce employer contributions in 2005.

Investment Options

Participants are permitted to allocate their account balances to one or more of sixteen investment options currently available under the Plan. Participants may change future investment options as frequently as daily, and subject to time constraints by certain investment managers, may initiate transfers among investments daily.

The Genworth Common Stock Fund invests primarily in common stock of the Company. A small portion of the fund is held in cash or other short-term investments to provide liquidity. Within the financial statements and supplemental schedule, the assets of the fund are presented separately as common stock and short-term investments.

If pension contributions had been made before December 31, 2005, they would have been invested as directed by the Company.

Participant Loans

Participants may borrow from their account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding their defined contribution pension balance). There is a charge for each loan that is reflected as a reduction from the appropriate participant’s account. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may in no event exceed five years from the effective date of the loan. Loans are secured by the balance in the participant’s account and bear interest at an effective annual percentage rate that is 2% above the Prime interest rate in effect as of the second business day of each calendar quarter before the loan was requested. Principal and interest are paid ratably through payroll deductions.

Withdrawals

Withdrawals for financial hardship are permitted (excluding defined contribution pension balances) provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal.

Payment of Benefits

Upon terminations of service due to any reason, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in a lump-sum amount. Upon termination, participants with assets in the ClearCourseSM group variable annuity investment option may elect to annuitize their account and begin receiving their guaranteed minimum income if they are age 65 or older. Alternatively, upon termination, participants with assets in the ClearCourseSM group variable annuity investment option may elect to receive the vested interest in his or her ClearCourseSM group variable annuity account in a lump-sum amount and forfeit the lifetime retirement income guarantee.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Genworth Financial, Inc. common stock is traded on the New York Stock Exchange and is valued at the current market price on the last business day of the Plan year. The ClearCourseSM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company using the quoted market price of the underlying mutual fund (Total Return Fund of GE Investments, Inc.) less the applicable ClearCourseSM asset charge.

Participant loans are valued at the principal amount outstanding, which approximates fair value.

The change in the difference between the fair value and the cost of the investments held at the beginning and end of each year, adjusted for realized gains and losses on investments sold during the year, is reflected in the statement of changes in assets available for plan benefits as appreciation or depreciation in the fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits

Benefit payments to participants are recorded when paid.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, with the exception of the Plan’s loan and qualified domestic relations order fees, which are paid from the participant’s account.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

(3)	Investments

The following table presents investments that represent 5% or more of the Plan’s assets as of December 31, 2005:

Description	Number of Shares	Fair Value
Growth Fund of America	40,577	$1,251,797
BGI LifePath 2010 Fund	88,395	1,142,948
BGI LifePath 2020 Fund	98,638	1,563,415
BGI LifePath 2030 Fund	87,871	1,352,337
ClearCourseSM Group Variable Annuity	178,157	1,864,510

During 2005, the Plan’s investments (including investments bought, sold, and held from September 27, 2005 to December 31, 2005) appreciated in value as follows:

Genworth Financial, Inc. common stock	$53,236
ClearCourseSM Group Variable Annuity	32,037
Mutual funds	157,439

Total	$242,712

(4)	Risks and Uncertainties

The Plan offers a number of investment options including shares of the Genworth Common Stock Fund and a variety of investment funds, most of which are mutual funds. The investment funds invest in U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for plan benefits and participant account balances.

The Plan’s exposure to a concentration of risk is limited by the diversification of investments across sixteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Genworth Common Stock Fund, which invests primarily in a single security.

(5)	Related Party Transactions (Parties-in-Interest)

One investment option available to employees is the ClearCourseSM group variable annuity provided under the Plan. Each contribution into ClearCourseSM provides a guaranteed amount of retirement income to the participant. Genworth Life and Annuity Insurance Company, a wholly owned subsidiary of the Plan sponsor, offers the guaranteed amount of retirement income provided by this ClearCourseSM group variable annuity product. Fees paid by the Plan to Genworth Life and Annuity Insurance Company for the Plan year were $1,600. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by the Company.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

The Plan owns 27,778 shares of Genworth Financial, Inc. common stock as of December 31, 2005, which had a cost basis of $907,327 and a fair value of $960,563. During the period from September 27, 2005 to December 31, 2005, 27,778 shares of Genworth Financial, Inc. common stock were purchased at a total cost of $907,327 and no shares were sold.

Certain Plan investments are held by The Bank of New York. The Bank of New York is Trustee as defined by the Plan and, therefore, is a party-in-interest.

(6)	Plan Termination

Although it has not expressed any intention to terminate the Plan, the Company, as the Plan sponsor, has the right under the Plan to do so subject to the provisions of ERISA. In the event of termination, or partial termination, benefits would be payable under the terms of the Plan to all participants based on their fully vested account balances.

(7)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 3, 2006 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code).

(8)	Subsequent Event

In June 2006, the Plan accepted a trust-to-trust transfer of assets for participants in the Plan employed by the Company from the GE Financial Assurance Savings Plan, another plan sponsored by the Company. The asset transfer involved approximately 240 participants and $8,200,000.

Supplemental Schedule I

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral, and par or maturity value	Current value
Short term investments:
The Bank of New York *	156,379 shares of short-term investments	$156,379
Mutual funds:
Dwight Asset Management Company	32,958 units of SEI Stable Asset Fund	332,664
Dodge & Cox	43,735 shares of Dodge & Cox Income Fund	548,443
Capital Research and Management Company	34,422 shares of American Balanced Fund	613,752
Van Kampen Asset Management, Inc.	32,028 shares of Van Kampen Growth & Income Fund	657,847
Barclays Global Investors	74,197 units of BGI Equity Index Fund	777,870
Capital Research and Management Company	40,577 shares of Growth Fund of America	1,251,797
Lord, Abbett & Co. LLC	33,427 shares of Lord Abbett Small Cap Value Fund	983,436
Artisan Partners Limited Partnership	16,467 shares of Artisan Small Cap Fund	285,871
Harbor Capital Advisors	19,838 shares of Harbor International Fund	978,421
Barclays Global Fund Advisers	32,382 shares of BGI LifePath Income Fund	363,327
Barclays Global Fund Advisers	88,395 shares of BGI LifePath 2010 Fund	1,142,948
Barclays Global Fund Advisers	98,638 shares of BGI LifePath 2020 Fund	1,563,415
Barclays Global Fund Advisers	87,871 shares of BGI LifePath 2030 Fund	1,352,337
Barclays Global Fund Advisers	23,127 shares of BGI LifePath 2040 Fund	420,452

	Total mutual funds	11,272,580
Group variable annuity:
Genworth Life and Annuity Insurance Company *	178,157 units of ClearCourseSM Group Variable Annuity	1,864,510
Common stock:
Genworth Financial, Inc. *	27,778 shares of Genworth Financial, Inc. common stock	960,563
Participant loans *	32 loans to participants with an interest rate of 8.75% and maturity dates ranging from 11/2006 through 12/2010	131,326

		$14,385,358

*	Party-in-interest as defined by ERISA.

See Accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genworth Financial, Inc. Retirement and Savings Plan

Date: June 27, 2006	By:	/s/ Scott R. Lindquist
Scott R. Lindquist Vice President and Controller (Principal Accounting Officer) Genworth Financial, Inc.

Exhibit Index

Exhibit Number	Descriptionof Document

23	Consent of Independent Registered Public Accounting Firm